FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement Nos. 333-290665 and 333-290665-01
Dated July 31, 2026

Trigger PLUS due September 6, 2029

Payments on the Trigger PLUS Based on the Value of a Basket of Equity Indices

Trigger Performance Leveraged Upside SecuritiesSM

Fully and Unconditionally Guaranteed by Bank of America Corporation

Principal at Risk Securities

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, prospectus supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

The Trigger PLUS do not guarantee the repayment of principal and do not provide for the regular payment of interest. The Trigger PLUS are for investors who seek a return based on a basket of equity indices and who are willing to risk their principal and forgo current income in exchange for the upside leverage feature and the limited protection against loss that applies only if the final basket value is greater than or equal to the downside threshold value.  The Trigger PLUS are our senior debt securities. Any payments on the securities are fully and unconditionally guaranteed by Bank of America Corporation (“BAC”). The Trigger PLUS are issued as part of BofA Finance LLC’s (“BofA Finance”) “Medium-Term Notes, Series A” program.

SUMMARY TERMS
Issuer:	BofA Finance
Guarantor:	BAC
Basket:

Basket component

Basket component weighting

EURO STOXX 50® Index (Bloomberg symbol: “SX5E”)

40.00%

TOPIX® Index (Bloomberg symbol: “TPX”)

25.00%

FTSE® 100 Index (Bloomberg symbol: “UKX”)

17.50%

Swiss Market Index (Bloomberg symbol: “SMI”)

10.00%

S&P/ASX 200 Index (Bloomberg symbol: “AS51”)

7.50%

We refer to each basket component singularly as an underlying index and together as the underlying indices. The initial basket component value of each underlying index is the index closing value of such underlying index on the pricing date.

Stated principal amount:	$1,000.00 per Trigger PLUS
Issue price:	$1,000.00 per Trigger PLUS
Pricing date:	August 14, 2026
Original issue date:	August 19, 2026 (3 business days after the pricing date)
Maturity date:	September 6, 2029
Payment at maturity:

You will receive at maturity a cash payment per Trigger PLUS as follows:

If the final basket value is greater than the initial basket value:

$1,000 + leveraged upside payment

If the final basket value is less than or equal to the initial basket value but is greater than or equal to the downside threshold value:

$1,000

If the final basket value is less than the downside threshold value:

$1,000 × basket performance factor

Under these circumstances, the payment at maturity will be less than the stated principal amount of $1,000 and will represent a loss of more than 20%, and possibly all, of your investment.

Initial basket value:	100
Final basket value:	The basket closing value on the valuation date
Leveraged upside payment:	$1,000.00 × leverage factor × basket percent increase
Basket percent increase:	(final basket value – initial basket value) / initial basket value
Basket performance factor:	Final basket value divided by the initial basket value
Downside threshold value:	80, which is 80% of the initial basket value
Basket closing value:	The basket closing value on any day is the sum of the products of the basket component closing value of each underlying index times the applicable multiplier for such underlying index on such date.
Basket component closing value:	In the case of each underlying index, the index closing value of such underlying index.
Multiplier:

Each multiplier will be set on the pricing date based on the applicable underlying index’s respective initial basket component value so that each underlying index will represent its applicable basket component weighting in the predetermined initial basket value. Each multiplier will remain constant for the term of the Trigger PLUS and will equal, for each underlying index, (i) the product of the applicable basket component weighting times 100 divided by (ii) the applicable initial basket component value.

Leverage factor:	At least 141% (to be determined on the pricing date)
Valuation date:	August 31, 2029, subject to postponement as set forth in “Description of the Notes—Certain Terms of the Notes—Events Relating to Calculation Dates” in the accompanying product supplement.
CUSIP / ISIN:	09712GTN4 / US09712GTN42
Listing:	The securities will not be listed on any securities exchange.
Estimated value on the pricing date:	Expected to be between $910.00 and $960.00 per $1,000 in principal amount of securities. See “Structuring the securities” in the preliminary pricing supplement.
Preliminary pricing supplement	https://www.sec.gov/Archives/edgar/data/70858/000191870426022079/form424b2.htm

The pricing date, issue date and other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the securities.

Hypothetical Payment at Maturity
Change in the Basket	Payment at Maturity
+50.00%	$1,705.00
+40.00%	$1,564.00
+30.00%	$1,423.00
+20.00%	$1,282.00
+10.00%	$1,141.00
0.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-20.01%	$799.90
-30.00%	$700.00
-40.00%	$600.00
-50.00%	$500.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00

You will find a link to the accompanying preliminary pricing supplement for the Trigger PLUS above and links to the accompanying product supplement, prospectus supplement and prospectus for the Trigger PLUS under “Additional Information about the Trigger PLUS” in the preliminary pricing supplement, which you should read and understand prior to investing in the Trigger PLUS.

This free writing prospectus is a summary of the terms of the Trigger PLUS and factors that you should consider before deciding to invest in the Trigger PLUS. BofA Finance has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the SEC, which may, without cost, be accessed on the SEC website at www.sec.gov or obtained from BofA Securities, Inc. (“BofAS”) by calling 1-800-294-1322. Before you invest, you should read this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus for information about us, BAC and this offering.

Basket Components

For information about the basket components, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Structure-related Risks

▪Your investment may result in a significant loss; there is no guaranteed return of principal.

▪The Trigger PLUS do not bear interest.

▪Your return on the Trigger PLUS may be less than the yield on a conventional debt security of comparable maturity.

▪The payment at maturity will not reflect changes in the value of the basket other than on the valuation date.

▪Changes in the level of one of the basket components may be offset by changes in the levels of the other basket components.

▪The basket components are not equally weighted.

▪Any payments on the Trigger PLUS are subject to our credit risk and the credit risk of the guarantor, and any actual or perceived changes in our or the guarantor’s creditworthiness are expected to affect the value of, or any amounts payable on, the Trigger PLUS.

▪We are a finance subsidiary and, as such, have no independent assets, operations, or revenues.

Valuation- and Market-related Risks

▪The price to public you pay for the Trigger PLUS will exceed their initial estimated value.

▪The initial estimated value does not represent a minimum or maximum price at which we, BAC, BofAS or any of our other affiliates would be willing to purchase your Trigger PLUS in any secondary market (if any exists) at any time.

▪We cannot assure you that a trading market for your Trigger PLUS will ever develop or be maintained.

Conflict-related Risks

▪Trading and hedging activities by us, the guarantor and any of our other affiliates, including BofAS, may create conflicts of interest with you and may adversely affect your return on the Trigger PLUS and their market value.

▪There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours.

Basket component-related Risks

▪The publisher of a basket component may adjust that basket component in a way that affects its level, and the publisher has no obligation to consider your interests.

▪The Trigger PLUS are subject to risks associated with foreign securities markets.

▪Governmental regulatory actions, such as sanctions, could adversely affect your investment in the Trigger PLUS.

Tax-related Risks

▪The U.S. federal income tax consequences of an investment in the Trigger PLUS are uncertain, and may be adverse to a holder of the Trigger PLUS.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Trigger PLUS—Tax considerations” concerning the U.S. federal income tax consequences of an investment in the Trigger PLUS, and you should consult your tax adviser.

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